Filed Pursuant To Rule 433
                                                     Registration No. 333-131598
                                                               February 21, 2006



Press Release                                   Source: State Street Corporation

streetTRACKS(R) Gold Trust Surpasses $6 Billion in Assets

Tuesday February 21, 12:59 pm ET

Milestone Underscores Strong Demand for Gold as Component of Investment
Portfolios

BOSTON--(BUSINESS WIRE)--Feb. 21, 2006--State Street Global Advisors (SSgA), the investment management arm of State Street Corporation (NYSE: STT - News), and the largest institutional fund manager in the world,(a) today announced that assets in the streetTRACKS(R) Gold Trust (NYSE: GLD - News), the issuer of streetTRACKS(R) Gold Shares, have exceeded $6 billion.

Launched in November 2004, GLD is the first US commodity-based exchange-traded security and provides investors with simple, secure and cost- effective access to the gold bullion market. Designed to reduce the barriers to investing in gold, GLD holds physically allocated gold bullion with the objective of reflecting performance of the price of gold bullion less expenses.

GLD represents the fourth of five global gold-backed securities launched under the brand name Exchange Traded Gold. The other securities trade on the London, Johannesburg, and Australian stock exchanges as well as on Euronext in Paris, and all provide investors with simple, secure, and cost-effective access to the global gold market.

SSgA partnered with World Gold Trust Services, a subsidiary of the World Gold Council, to bring GLD to market. On November 18, 2004, GLD completed its first day on the NYSE with almost 6 million shares traded, a record for any derivative, ETF or structured product listed on the NYSE.

"As an innovative method of gaining access to U.S. commodities, streetTRACKS Gold Shares have been a popular choice for investors desiring to diversify their portfolios," said Jim Ross, co-head of SSgA's Advisor Strategies unit. "GLD is an excellent and timely complement to SSgA's existing stable of ETFs."

"Since its initial launch, investor interest in GLD has been very encouraging," said George Milling-Stanley, manager of Investment and Market Intelligence for the World Gold Council. "This demand has grown as gold has registered a solid performance and garnered impressive investment returns."

State Street Global Advisors currently has more than $94 billion in ETF assets under management worldwide and is the second largest provider in the US and globally.(b) In partnership with the AMEX, State Street introduced the first ETF, the SPDR, in 1993. SSgA continues to be an innovator of ETF products, having recently launched a total of 12 new ETFs since November 2005.



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World Gold Trust Services, LLC, which is wholly-owned by the World Gold Council, is the sponsor of the streetTRACKS(R) Gold Trust. The World Gold Council, a commercially-driven marketing organization, is funded by the world's leading gold mining companies. For further information visit www.gold.org. State Street Global Markets, LLC is marketing agent for the Trust. For further information on GLD, visit streettracksgoldshares.com.

The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about theTrust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: streetTRACKS(R), 30th Floor, Boston, MA 02111.

The streetTRACKS funds are distributed by State Street Global Markets, LLC, member NASD, SIPC.


(a) Source: Pensions & Investments, May 31, 2005

(b) Source: SSgA Advisor Consulting Services as of December 31, 2005


Contact:
State Street Corporation
Melissa Murphy, 703-894-1056